UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-11178

Full title of the plan and the address of the plan, if different from that of the issuer named below:

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REVLON, INC.

237 Park Avenue

New York, N.Y. 10017

212-527-4000

REVLON EMPLOYEES’ SAVINGS, INVESTMENT

AND PROFIT SHARING PLAN

December 31, 2011 and 2010

EXHIBITS	Description

23-1	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the Revlon Employees’ Savings, Investment and Profit Sharing Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Revlon Employees’ Savings, Investment and Profit Sharing Plan (the “Plan”) as of December 31, 2011 and 2010 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of Revlon Consumer Products Corporation, the Plan’s sponsor. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years ended December 31, 2011 and 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the Plan’s basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s sponsor. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the Plan’s basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the Plan’s basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 20, 2012

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2011 and 2010

(Dollars in thousands)

	2011	2010
Investments:
Equity securities	$1,539	$1,032
Mutual funds	96,243	95,260
Money market fund	20,748	20,641

Net investments	118,530	116,933

Receivables:
Employer contributions	821	1,383
Loans receivable from participants	2,511	2,598

Total receivables	3,332	3,981

Net assets available for benefits	$121,862	$120,914

See Accompanying Notes to the Plan’s financial statements

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2011 and 2010

(Dollars in thousands)

	2011	2010
Additions to net assets attributable to:
Investment income:
Dividends	$1,960	$1,940
Net (depreciation) appreciation in fair value of investments	(5,001)	9,828

Total investment (loss) income	(3,041)	11,768

Participant loan interest	118	137

Contributions:
Employees	6,353	6,030
Employer matching	2,366	2,301
Employer discretionary	3,633	5,741

Total contributions	12,352	14,072

Total additions	9,429	25,977

Deductions from net assets attributable to:
Distributions and withdrawals	(8,452)	(20,377)
Loan fees	(29)	(33)

Total deductions	(8,481)	(20,410)

Increase in net assets available for benefits	948	5,567

Net assets available for benefits:
Beginning of year	120,914	115,347

End of year	$121,862	$120,914

See Accompanying Notes to the Plan’s financial statements

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

NOTE 1	Description of the Plan

The following description of the Revlon Employees’ Savings, Investment and Profit Sharing Plan, as amended (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan documents for a definitive and more complete description of the Plan’s provisions, which prevail in all cases.

(a)	General

The Plan is a qualified defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is sponsored by Revlon Consumer Products Corporation, a Delaware corporation (hereafter, “Products Corporation” and together with its participating subsidiaries, the “Company”). Effective January 1, 1997, a profit sharing component was added to the Plan, under which eligible employees could receive a contribution from the Company, provided certain financial objectives established by the Company at the beginning of a Plan year are met. Effective January 1, 2003 and December 31, 2009, discretionary employer contribution components were added to the Plan to enable the Company, should it elect to do so, to make discretionary contributions to the Plan.

(b)	Administration of the Plan

The Plan sponsor is Products Corporation.

Pursuant to the Plan, Products Corporation’s Board of Directors has appointed an Administrative Committee, which is responsible for directing the Plan’s administrative activities. An Investment Committee, also appointed by Products Corporation’s Board of Directors, oversees the investment and reinvestment of the assets in the Plan’s trust fund. The Investment Committee has appointed NEPC, LLC, an independent registered financial advisor, as a financial advisor and a Plan fiduciary to advise the Plan’s Investment Committee regarding the selection of the funds available to participants under the Plan.

Beginning October 1, 2010, J.P. Morgan Retirement Plan Services, LLC (“J.P. Morgan”) was engaged by the Plan’s Administrative Committee to serve as the Plan’s record-keeping service provider for the Plan’s assets and JPMorgan Chase Bank N.A (“JPMCB”) was engaged as the Plan’s trustee. From January 1, 2010 through September 30, 2010, the Plan’s record-keeper for the Plan’s assets was Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”), and the Plan’s trustee was Fidelity Management Trust Company (“Fidelity Trust”).

(c)	Contributions

Eligible employees may participate in the Plan by contributing, through payroll deductions (on either a pre-tax or post-tax basis), up to 25% of their eligible compensation, subject to certain U.S. Internal Revenue Service (“IRS”) rules concerning income ceiling limitations and certain maximum contribution restrictions. Highly compensated employees (which for 2011 and 2010 included employees with annual earnings of $110,000 or more earned in 2010 and 2009, respectively) were restricted to a maximum contribution of 6% in each of 2011 and 2010.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Effective January 1, 2002, Plan participants who will be age 50 or older at any time during the Plan year may make additional pre-tax contributions (of up to $5,500 in each of 2011 and 2010) only if they are contributing the maximum amount allowable under the Plan for the Plan year.

The Company’s matching contributions are equal to 50% of each employee’s contributions up to 6% of his or her eligible compensation (i.e., up to 3% in Company matching contributions). The Company’s matching contributions are made in cash and are invested in the Plan in accordance with each Plan participant’s instructions.

For participant contributions under the Plan, eligible compensation is defined as eligible base earnings plus shift differential before contributions are deducted for the Revlon Medical Plan, the Revlon Dental Plan, the Flexible Spending Accounts, the mass transit fringe benefit program and/or the Plan. Eligible compensation does not include overtime, bonuses, Employee Cash Incentive Plan compensation, any other incentive compensation or any other earnings. Participant eligible compensation that may be taken into account for Plan contribution purposes is limited by law and may be adjusted by the IRS from time to time. For 2011 and 2010, this “compensation” limit was $245,000.

Effective January 1, 1997, the Company may make profit sharing contributions (or no contributions at all) for profit-sharing-eligible employees (the “1997 Profit Sharing Contribution Program”). Under the 1997 Profit Sharing Contribution Program, the amount of the Company’s profit sharing contributions, if any, to a participant’s account is a percentage of the participant’s eligible compensation, and such contributions are contingent upon the Company’s attainment of specific financial objectives for a Plan year. Profit sharing contributions under the 1997 Profit Sharing Contribution Program, if any (there were none in 2011 and 2010), are invested in the Plan in accordance with each Plan participant’s instructions.

Effective January 1, 2003, the Company may make discretionary contributions (the “2003 Discretionary Employer Contribution Program”) to the Plan for a Plan year in any amount it deems desirable (including no contributions at all) to a nondiscriminatory group of participants, to be allocated in a nondiscriminatory manner. Discretionary employer contributions under the 2003 Discretionary Employer Contribution Program, if any (there were none in 2011 and 2010), are invested in the Plan in accordance with each Plan participant’s instructions.

The Plan was amended in May 2009, effective December 31, 2009, to provide that the Company may make discretionary profit sharing contributions (the “2009 Discretionary Profit Sharing Contribution Program”) should it elect to do so, in any given year. Under the 2009 Discretionary Profit Sharing Contribution Program, the Company will determine in the fourth quarter of each year whether to make such a discretionary profit sharing contribution and, if so, to what extent profit sharing contributions would be made and credited at each quarter for the following year. Under the 2009 Discretionary Profit Sharing Contribution Program, during any given

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

year, profit sharing contributions remain at the Company’s discretion and can be discontinued at any point during the year. For Company contributions under the 2009 Discretionary Profit Sharing Contribution Program, eligible compensation is defined as base salary, overtime, shift differential, bonus (to the extent that bonus does not exceed 50% of base salary), Employee Cash Incentive Plan compensation, and any other incentive compensation.

During 2011 and 2010, discretionary profit sharing contributions under the 2009 Discretionary Profit Sharing Contribution Program were 3% and 5%, respectively, of each Plan participant’s eligible compensation, which was credited on a quarterly basis. Under the 2009 Discretionary Profit Sharing Contribution Program, profit sharing contributions, if any, are invested in the Plan in accordance with each Plan participant’s instructions.

Employee contributions are timely deposited in a trust fund and invested in the Plan investment funds referred to in Note 3, “Investments,” in accordance with each Plan participant’s direction.

A Plan participant is permitted to redesignate all or a portion of his or her account balance in any fund available under the Plan to another fund available under the Plan in multiples of 1% at any time, provided that any investments in the Revlon Common Stock Fund (which holds investments in shares of Revlon, Inc. Class A common stock) may not be purchased, sold or redesignated during certain restricted periods in accordance with Revlon, Inc.’s Confidentiality of Information and Securities Trading Policy, as in effect from time to time. Such restricted periods are equally applicable to all Plan participants, including all of the Company’s senior executives.

(d)	Eligibility

Except as otherwise set forth below in respect to the 1997 Profit Sharing Contribution Program and the 2003 Discretionary Employer Contribution Program, Company employees in eligible groups can participate in the Plan immediately upon hire or attainment of age 18, whichever is later. Eligible employees classified as part-time, temporary, seasonal or certain other employees may elect to participate in the Plan immediately upon completing at least 1,000 hours of service in a consecutive twelve-month period and attainment of age 21.

The following categories of employees are not eligible to participate in the Plan: (i) union employees, unless their respective union’s collective bargaining agreement with Products Corporation (and any of its participating subsidiaries) specifically provides for participation in the Plan; (ii) employees with the job title “direct pay beauty advisor;” (iii) employees with the job title “field merchandiser” (unless the employee was otherwise a participant in the Plan as of January 1, 1994); (iv) employees with the job title “On-Call Distribution” or “On-Call Warehouse;” (v) employees who are interns; (vi) leased employees; and (vii) non-resident aliens. Independent contractors are not eligible to participate in the Plan.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

To be eligible for a profit sharing contribution under the 1997 Profit Sharing Contribution Program, an employee must be an eligible employee at the beginning of the applicable Plan year for which such profit sharing contributions will be made and must (i) not participate in any other sales or management incentive program offered by the Company; (ii) complete at least 1,000 hours of service during such Plan year; and (iii) be actively employed by the Company on the last day of such Plan year.

To be eligible for a contribution under the 2003 Discretionary Employer Contribution Program, an employee must be an eligible employee and be included in a non-discriminatory group of Plan participants. A non-discriminatory group of Plan participants generally includes non-highly compensated employees.

Eligible employees may participate in the 2009 Discretionary Profit Sharing Contribution Program regardless of whether they make employee contributions under the Plan.

(e)	Loans to Plan Participants

A Plan participant may borrow up to 50% of his or her vested account balance. The minimum amount for a loan is $1,000 and the maximum amount for a loan is $50,000. Regardless of the amount borrowed, the amount of the Plan participant’s loan request will be reduced by his or her highest outstanding loan balance under the Plan in the preceding 12 months. Loan proceeds are taken pro-rata from a participant’s investment funds. Moreover, loans are made from before-tax savings, vested Company matching contributions, after-tax savings and profit sharing contributions on a pro-rata basis. Any outstanding loans under the Plan reduce the amount available to a Plan participant for a new loan, as well as the amount that can be paid to the Plan participant when his or her employment terminates.

Normally, unless the first loan is currently in default, a Plan participant may have up to two loans outstanding at any time (provided that one of the loans is for the purchase of a principal residence). A Plan participant may not obtain more than one loan in any 12-month period. The interest rate for loans is determined by the Investment Committee. For the 2011 and 2010 Plan years, the interest rate for loans remained at a rate equal to the prime rate plus 1% as of the last business day of the month immediately preceding the month in which the loan was made. The repayment period for these loans may be up to five years, or, if the loan was used to purchase a principal residence, may be up to as long as fifteen years. Loans under the Plan, including interest, are repaid through payroll deductions, except in the case where a participant goes on unpaid leave, in which case the participant remits repayment directly to JPMCB, the Plan’s trustee; in either case the repayments are credited to the individual participant’s Plan account according to his or her current investment elections. Administrative fees associated with a loan to a Plan participant under the Plan are charged directly to the Plan participant’s account.

If a participant loan is in default, the participant is treated as having received a taxable deemed distribution for the amount in default. Participant payments on loans subsequent to the dates in which the loans were deemed distributed are treated as employee contributions to the Plan for purposes of increasing the tax basis in the participant’s account. These payments are not treated as employee contributions for any other purpose under the Plan. For 2011 and 2010, deemed distributions related to participant loans were $27,617 and $16,941, respectively.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(f)	Vesting

Plan participants are fully vested at all times with respect to their own contributions to the Plan and the earnings on such contributions. Plan participants are fully vested in profit sharing contributions under the 1997 Profit Sharing Contribution Program and the 2003 Discretionary Employer Contribution Program and the Company’s matching contributions after one year of service. Under the 2009 Discretionary Profit Sharing Contribution Program, profit sharing contributions are fully vested immediately upon being credited into a Plan participant’s account.

Regardless of years of service, participants also become fully vested upon the earliest to occur of (i) reaching age 65, (ii) termination of employment on account of disability (as defined in the Plan), (iii) death while employed by the Company or (iv) termination of the Plan.

(g)	Forfeitures

Nonvested Company contributions that are forfeited after a Plan participant’s employment terminates are used to reduce future Company contributions under the Plan, to pay permissible expenses of Plan administration and as otherwise permitted under the Plan’s provisions. Forfeitures were $8,618 and $11,567 in 2011 and 2010, respectively. The Company uses forfeitures from the current year, as well as any unused forfeitures from prior years, to reduce annual contributions to the Plan. Aggregate forfeitures used to reduce 2011 and 2010 Company contributions under the Plan were $8,509 and $11,574, respectively.

(h)	Distribution of Benefits

Upon termination of employment, death, disability or retirement, a Plan participant is entitled to receive his or her employee contributions and vested Company contributions, subject to the vesting requirements of the Plan. The Plan permits the participant or the participant’s designated beneficiary to elect to have a distribution paid to the designated beneficiary after the participant’s death over a period of two to five years. A participant may elect to have any investment in the Revlon Common Stock Fund distributed in either cash or Revlon, Inc.’s Class A Common Stock. Plan participants are eligible for a distribution due to financial hardship under certain conditions in accordance with the Plan documents. The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes or penalties incurred.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

NOTE 2	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Plan’s accompanying financial statements have been prepared in compliance with the United States Department of Labor’s (the “DOL”) Rules and Regulations for Reporting and Disclosure under ERISA and the accrual basis of accounting under U.S. generally accepted accounting principles (“U.S. GAAP”) and present the net assets available for Plan benefits and changes in the Plan’s net assets. All tabular amounts are presented in thousands.

(b)	Recently Adopted Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, which amends FASB Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures,” requiring: (i) separate disclosure of significant transfers between Level 1 and Level 2 assets and liabilities and the reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances and net settlements within Level 3 assets and liabilities; (iii) disclosure regarding the fair value measurement for each class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The provisions of this update to the Fair Value Measurements and Disclosures Topic were effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which were effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted the provisions of this update to ASC Topic 820 and included the required disclosures below in Note 3, “Investments.” Such adoption did not have a material impact on the Plan’s financial statements.

(c)	Recent Accounting Pronouncements

In May 2011, FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”),” which amends ASC Topic 820, “Fair Value Measurement.” ASU No. 2011-04 modifies ASC Topic 820 to include disclosure of all transfers between Level 1 and Level 2 asset and liability fair value categories. In addition, ASU No. 2011-04 provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. ASU No. 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. ASU No. 2011-04 is effective for interim and annual reporting periods beginning after December 15, 2011, with early adoption prohibited. The Company does not expect ASU No. 2011-04 to have a material impact on the Plan’s financial statements.

(d)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA and U.S. GAAP requires the Plan’s management to make certain estimates and assumptions that affect

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

the reported amounts of the Plan’s assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Plan’s financial statements and the reported amounts of additions and deductions to the Plan’s net assets during the reporting period. Actual results could differ from those estimates.

(e)	Administrative Expenses

The Plan has reserved the right to charge participant accounts the cost of administering the Plan, although it did not do so during 2011 and 2010, as such expenses were paid by Products Corporation (excluding loan fees, which were borne by participants with loans in accordance with the terms of the Plan, as well as short-term trading and investment fees). Expenses relating to short-term trading fees, investment fees and loan fees are charged against the Plan participants’ investment balances.

(f)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of a financial instrument is the amount that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value investments in equity securities. Shares held in mutual funds are valued at the net asset value of shares held by the Plan at year-end based on closing prices as of the last business day of each period presented.

Purchases and sales of securities are recorded on a trade-date basis (generally the date on which the security trade occurs). Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date (generally, the date before which a stockholder must hold a security in order to be entitled to receive a dividend). Net appreciation or depreciation in fair value of investments consists of realized gains and losses and unrealized appreciation or depreciation in investments. Realized gains and losses are calculated using the average cost method. Unrealized appreciation or depreciation is calculated as the difference between the fair value of investments at the end of the Plan year and their fair value at the beginning of the Plan year, or acquisition cost if acquired during the Plan year. Capital gain distributions from the Plan’s investments are included in dividend income.

(g)	Participant Loans

Participant loans are measured at their unpaid principal balance, plus any accrued but unpaid interest.

NOTE 3	Investments

As of December 31, 2011, the Plan’s investment options consisted of: (i) twenty-one mutual funds, including eleven mutual funds with various investment and income objectives and ten “Smart Retirement Funds” offered by J.P. Morgan, each with an objective of balancing risk and seeking certain returns based upon the Plan participant’s

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

self-targeted retirement date; (ii) the Revlon Common Stock Fund, consisting solely of Revlon, Inc.’s Class A common stock; and (iii) the JPMorgan Prime Money Market - Agency which seeks to maximize current income and maintain a high level of liquidity.

For information about any of the funds offered under the Plan, including risk factors, investment objectives and expenses, Plan participants should refer to the respective fund’s prospectus.

Included in the Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010 are the following investments, each stated at fair value:

	December 31,
	2011		2010
	(Dollars in thousands)
Equity Securities:
Revlon Common Stock Fund	$1,539		$1,032

Mutual Funds:
American Funds Growth Fund of America	15,666	*	16,561	*
Vanguard 500 Index Fund	3,235		2,719
Artisan Mid Cap Fund – Investor Class	9,588	*	10,100	*
Vanguard Extended Market Index Fund	1,566		1,362
MSIF, Inc. - Emerging Markets Portfolio – Class A	2,881		3,748
JPMorgan Value Opportunities	13,039	*	13,976	*
American Funds EuroPacific Growth Fund – Class R4	6,606	*	7,630	*
PIMCO Total Return Fund – Institutional Class	7,102	*	6,767	*
PIMCO High Yield Fund – Institutional Class	3,262		3,093
Vanguard Inflation Fund	869		208
Royce Pennsylvania Mutual Fund	481		126
JPMorgan SmartRetirement Income	1,421		1,426
JPMorgan SmartRetirement 2010	1,210		1,716
JPMorgan SmartRetirement 2015	6,954	*	6,768	*
JPMorgan SmartRetirement 2020	6,632	*	5,678
JPMorgan SmartRetirement 2025	4,676		3,915
JPMorgan SmartRetirement 2030	4,344		4,033
JPMorgan SmartRetirement 2035	2,994		2,597
JPMorgan SmartRetirement 2040	2,240		1,844
JPMorgan SmartRetirement 2045	1,124		757
JPMorgan SmartRetirement 2050	353		236

Total Mutual Funds	96,243		95,260

Money Market Fund:
JPMorgan Prime Money Market	20,748	*	20,641	*

Total Investments	$118,530		$116,933

*	These investments represent 5% or more of the Plan’s net assets available for benefits.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Assets and liabilities are required to be categorized into three levels of fair value based upon the assumptions used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3, if applicable, generally would require significant judgment. The three levels for categorizing assets and liabilities under the fair value measurement requirements are as follows:

•	Level 1: Fair valuing the asset or liability using observable inputs, such as quoted prices in active markets for identical assets or liabilities;

•

Level 2: Fair valuing the asset or liability using inputs other than quoted prices that are observable for the applicable asset or liability, either directly or indirectly, such as quoted prices for similar (as opposed to identical) assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

•	Level 3: Fair valuing the asset or liability using unobservable inputs that reflect the Company’s own assumptions regarding the applicable asset or liability.

The fair values of the Plan’s investments were determined as follows:

•

Revlon Common Stock Fund: The fair value of the investments in the Revlon Common Stock Fund reflects the closing price reported on the New York Stock Exchange where Revlon, Inc.’s Class A common stock is traded. The Company classifies the Revlon Common Stock Fund investments within Level 1 of the fair value hierarchy.

•

Mutual funds: The fair values of the investments included in the mutual funds asset class are determined using net asset value (“NAV”) provided by the administrator of the funds. The NAV is based on the closing price reported on the major market where the individual securities within the mutual fund are traded. The Company classifies mutual fund investments within Level 1 of the fair value hierarchy.

•

Money market fund: The money market fund is comprised of cash and cash equivalents measured at cost, which approximates fair value. The Company classifies the money market fund within Level 1 of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in methodologies used at December 31, 2011 and 2010, respectively.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

As of December 31, 2011, the fair values of the Plan’s investments were categorized as presented in the table below:

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Plan Assets:
Revlon Common Stock Fund	$1,539	$1,539	$—	$—
Mutual funds:
U.S. large cap equities	31,940	31,940	—	—
U.S. small/mid cap funds	11,635	11,635	—	—
Target date blended funds	31,948	31,948	—	—
International equities	6,606	6,606	—	—
Emerging market equities	2,881	2,881	—	—
Corporate bond funds	6,756	6,756	—	—
Government bonds	4,477	4,477	—	—
Money market fund	20,748	20,748	—	—

Total assets at fair value	$118,530	$118,530	$—	$—

As of December 31, 2010, the fair values of the Plan’s investments were categorized as presented in the table below:

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Plan Assets:
Revlon Common Stock Fund	$1,032	$1,032	$—	$—
Mutual funds:
U.S. large cap equities	33,256	33,256	—	—
U.S. small/mid cap funds	11,589	11,589	—	—
Target date blended funds	28,970	28,970	—	—
International equities	7,630	7,630	—	—
Emerging market equities	3,748	3,748	—	—
Corporate bond funds	5,796	5,796	—	—
Government bonds	4,271	4,271	—	—
Money market fund	20,641	20,641	—	—

Total assets at fair value	$116,933	$116,933	$—	$—

The following information represents the Plan’s investment income for the years ended December 31, 2011 and 2010:

	December 31,
	2011	2010
	(Dollars in thousands)
Net (depreciation) appreciation in fair value of investments:
Equity securities	$526	$(773)
Mutual funds	(5,527)	10,601

Net (depreciation) appreciation in fair value of investments	(5,001)	9,828

Dividends	1,960	1,940

Total investment (loss) income	$(3,041)	$11,768

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

NOTE 4	Stable Value Fund

Effective March 1, 2010, the Plan’s Investment Committee terminated the Managed Income Portfolio, a stable value fund, as an investment option available under the Plan and replaced it with the Money Market Portfolio. Unless otherwise directed by Plan participants, Fidelity, the Plan trustee at the time of this investment option termination, automatically transferred Plan participant balances from the Managed Income Portfolio to the Money Market Portfolio, totaling $23,777,269, in five monthly increments from March 1, 2010 through July 1, 2010 with a final lump sum transfer on July 15, 2010. Plan participants were not permitted to make direct exchanges from the Managed Income Portfolio to the Money Market Portfolio as they are considered to be “competing” funds; rather, Plan participants were required to first exchange to a “noncompeting” fund for 90 days prior to exchanging any funds into the Money Market Portfolio.

Prior to its termination as an investment option in the Plan, the Managed Income Portfolio held investments in synthetic guaranteed investment contracts (“synthetic GICs”), all of which were fully benefit-responsive. A fully benefit-responsive investment contract guarantees (i) repayment of principal and interest credited to Plan participants (at a crediting interest rate that is not less than zero) and (ii) that Plan participant-initiated transactions permitted under the terms of the Plan will occur at contract value. The Managed Income Portfolio was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs’ issuers were contractually obligated to repay the principal and a specified interest rate to the Plan.

The average annual yield based on annualized earnings for the underlying investments in the Managed Income Portfolio was 2.25% for the year ended December 31, 2010. The crediting interest rate based on the interest rates credited to participants for the underlying investments in the Managed Income Portfolio was 1.82% for the year ended December 31, 2010. As of July 15, 2010, Plan participants no longer held investments in the Managed Income Portfolio.

NOTE 5	Risks and Uncertainties

The Plan’s participants direct investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of these investment securities will occur in the near term and that such changes could materially affect Plan participants’ account balances and the amounts reported in the Plan’s Statement of Net Assets Available for Benefits. For more detailed information about any of the funds offered under the Plan, including risk factors, investment objectives and expenses, Plan participants should refer to the respective fund’s prospectus.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the Revlon Common Stock Fund, which invests in the securities of a single issuer.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

NOTE 6	Plan Termination

Products Corporation has the right to amend or terminate the Plan or any of its components at any time and has delegated to the Administrative Committee authority to amend the Plan for certain changes required by law and non-material and ministerial amendments. In the event that the Plan is terminated or all contributions under the Plan are completely discontinued, each Plan participant would become fully vested in any unvested portion of the funds allocated to that Plan participant’s account representing Company contributions.

NOTE 7	Federal Income Tax Status

Products Corporation intends the Plan to be a qualified plan as described in sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and, as such, Products Corporation intends the trust established under the Plan to be exempt from federal income taxes under the provisions of section 501(a) of the Code. The IRS has issued a favorable determination letter, dated January 8, 2002, with respect to the Plan. Such letter generally addresses the qualification of the Plan, as amended through June 14, 2001, as a qualified plan under Sections 401(a) and 401(k) of the Code. Although the Plan has been amended since the January 8, 2002 determination letter, in the opinion of Products Corporation in its capacity as Plan sponsor, the Plan continues to be qualified and exempt from federal income taxes. Therefore, the Plan’s financial statements include no provision for income taxes. On January 31, 2011, Products Corporation filed an application for an updated determination letter with the IRS.

U.S. GAAP requires the Plan sponsor to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or an asset) or other disclosure in the Plan’s financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no such audits in progress.

NOTE 8	Related Party Transactions

For the nine months ended September 30, 2010, the Plan’s record-keeper for the Plan’s assets was Fidelity and the Plan’s trustee was Fidelity Trust. Prior to Fidelity ceasing to provide such services to the Plan, in November 2009, affiliates of Fidelity filed a Schedule 13G/A with the SEC disclosing that they ceased to own any shares of Revlon, Inc.’s Class A common stock. Subsequently, however, in 2010, Fidelity advised the Company that, as of the April 8, 2010 record date for Revlon, Inc.’s 2010 Annual Stockholders’ Meeting, FMR, LLC, an affiliate of Fidelity (“FMR”), singly or together with other affiliates of Fidelity owned 8,233,526 shares of Revlon, Inc.’s outstanding Class A common stock and Revlon, Inc.’s Series A preferred stock, in the aggregate, representing approximately 9.2% of Revlon, Inc.’s issued and outstanding shares of voting capital stock at such date.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

For the nine months ended September 30, 2010, Fidelity Trust acted as trustee for the Plan for which it was paid approximately $4,000 to administer the Plan. The fees for such services were based on standard rates charged by Fidelity Trust for similar administrative services performed for its clients and were paid entirely by Products Corporation. For the nine months ended September 30, 2010, various Fidelity-sponsored investment funds were available as investment options for participants under the Plan. Investment management fees were paid by the funds and are included and reported as a reduction to net appreciation in the fair value of the Plan’s investments.

For the nine months ended September 30, 2010, Products Corporation paid Fidelity Trust approximately $20,000 to provide routine administrative services and record-keeping to the Plan in connection with administering a voluntary exchange offer involving Revlon, Inc. The fees for such services were based on standard rates charged by Fidelity Trust for similar administrative services and were paid entirely by Products Corporation. The Plan did not pay any portion of these fees.

Beginning October 1, 2010, JPMCB was engaged as the Plan’s trustee. As set forth in Note 3, “Investments,” certain Plan investments are shares of mutual funds managed by JPMCB. Investment management fees are paid by the funds and are included and reported as a reduction to net appreciation in the fair value of the Plan’s investments.

As of December 31, 2011, the Plan held investments of $1,539,120, or 103,403 shares, of Revlon, Inc.’s Class A common stock (based on the NYSE closing price of $14.87 per share on December 31, 2011), which at that date was approximately 1% of the Plan’s total assets. As of December 31, 2010, the Plan held investments of $1,031,970, or 104,730 shares, of Revlon, Inc.’s Class A common stock (based on the NYSE closing price of $9.84 per share on December 31, 2010), which at that date was approximately 1% of the Plan’s total assets.

NOTE 9	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Plan’s change in net assets available for benefits reported in the Plan’s financial statements for the years ended December 31, 2011 and 2010 to the Plan’s change in net assets available for benefits reported in the Plan’s Form 5500 for such years:

	December 31,
	2011	2010
	(Dollars in thousands)
Increase in net assets available for benefits per financial statements	$948	$5,567
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	333
Adjustment for other receivable(a)	—	(4)

Increase in net assets available for benefits per Form 5500	$948	$5,896

(a)	Relates to a $4,000 participant payment on a loan subsequent to the date on which the loan was deemed distributed.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

There were no reconciling items between the Plan’s net assets reported in the Plan’s financial statements and the Plan’s net assets reported in the Plan’s Form 5500 as of December 31, 2011 and 2010.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Market Value
*	J.P. Morgan Asset Management	JPMorgan SmartRetirement Income, 93,045 shares (mutual fund)	**	$1,420,799
		JPMorgan SmartRetirement 2010, 81,129 shares (mutual fund)	**	1,209,969
		JPMorgan SmartRetirement 2015, 473,365 shares (mutual fund)	**	6,953,736
		JPMorgan SmartRetirement 2020, 454,559 shares (mutual fund)	**	6,632,017
		JPMorgan SmartRetirement 2025, 343,607 shares (mutual fund)	**	4,676,498
		JPMorgan SmartRetirement 2030, 308,546 shares (mutual fund)	**	4,344,327
		JPMorgan SmartRetirement 2035, 226,677 shares (mutual fund)	**	2,994,409
		JPMorgan SmartRetirement 2040, 160,703 shares (mutual fund)	**	2,240,195
		JPMorgan SmartRetirement 2045, 84,869 shares (mutual fund)	**	1,123,672
		JPMorgan SmartRetirement 2050, 26,679 shares (mutual fund)	**	353,226
		JPMorgan Value Opportunities, 940,100 shares (mutual fund)	**	13,038,973
		JPMorgan Prime Money Market, 20,748,369 shares (money market fund)	**	20,748,417

	Artisan Funds, Inc.	Artisan Mid Cap Fund – Investor Class, 291,148 shares (mutual fund)	**	9,587,511

	The Vanguard Group, Inc.	Vanguard Extended Market Index Fund, 46,313 shares (mutual fund)	**	1,565,847
		Vanguard 500 Index Fund, 33,819 shares (mutual fund)	**	3,234,771
		Vanguard Inflation Fund, 61,610 shares (mutual fund)	**	869,319

	Morgan Stanley Institutional Funds, Inc.	MSIF, Inc. Emerging Markets Portfolio – Class A, 132,577 shares (mutual fund)	**	2,880,898

	PIMCO Funds	PIMCO Total Return Fund – Institutional Class, 653,392 shares (mutual fund)	**	7,102,371

		PIMCO High Yield Fund – Institutional Class, 363,204 shares (mutual fund)	**	3,261,570

	American Funds Distributors	American Funds EuroPacific Growth Fund – Class R4, 191,194 shares (mutual fund)	**	6,605,768
		American Funds Growth Fund of America, 549,290 shares (mutual fund)	**	15,665,753

	Royce & Associates, LLC	Royce Pennsylvania Mutual Fund, 44,700 shares (mutual fund)	**	480,976

*	Revlon, Inc.	Revlon, Inc. Class A Common Stock Fund, 103,403 shares (equity security)	**	1,539,120

*	Loans to participants	Loans to participants at interest rates, ranging from 4.00% to 9.25%, with maturities through 2026	$0	2,511,006

	Total Investments			$121,041,148

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

Note: See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

By /s/ Paul C. Nickl
Paul C. Nickl
Member of the Plan’s Administrative Committee

Dated: June 20, 2012

List of Exhibits on Form 11-K

Exhibits	Description

23.1	Consent of Independent Registered Public Accounting Firm